Exhibit B

AQR Funds

Meeting of the Board of Trustees

December 7, 2009

WHEREAS, the Board previously ratified a Fidelity Bond for the Trust for the term December 17, 2008 through December 17, 2009 written by Continental Insurance Company (“CAN”) with a $900,000 Limit of Liability and subject to a $15,000 deductible ($0 deductible as respects Fidelity Insuring Agreement) for a total annual premium of $3,500 (the “Fidelity Bond”);

WHEREAS, the Board desires to renew the Fidelity Bond for the period December 17, 2009 through December 17, 2010;

NOW, THEREFORE BE IT

RESOLVED, that the renewal of the Fidelity Bond for the Trust for the term December 17, 2009 to December 17, 2010 written by Continental Insurance Company with a $1,000,000 Limit of Liability and subject to a $15,000 deductible ($0 deductible as respects Fidelity Insuring Agreement) for a total annual premium of $3,500 be, and hereby is, ratified by the Board of Trustees (all Trustees voting) and by the Independent Trustees (voting separately).